

Tykeem (Tak) Williams

Owner of freeXchange Records

Los Angeles, California, United States · Contact info

13 connections

FreeXchange

Experience

Company Owner
FreeXchange
Apr 2018 – Present · 3 yrs 8 mos
United States

Co-Founder
Verve Scooters
Jun 2019 – Nov 2021 · 2 yrs 6 mos
United States

Consultant
PUMA Group · Contract
Nov 2017 – Nov 2019 · 2 yrs 1 mo
United States

Artist and repertorie
Dream Chasers · Full-time
Apr 2015 – Nov 2018 · 3 yrs 8 mos
United States